UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )

Atlas Corp.

(Name of Issuer)

Common shares, par value $0.01 per share
(Title of Class of Securities)

Y0436Q109

(CUSIP Number)

David L. Sokol
2400 Del Lago Drive

Fort Lauderdale FL 33316
(313) 465-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Tracy Larsen
Honigman LLP
300 Ottawa Avenue NW

Suite 400
Grand Rapids, MI 49503
(616) 649-1900

August 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d - 1(f) or 240.13d -1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0436Q109

1	NAMES OF REPORTING PERSONS
David L. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,000,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,000,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%*

14	TYPE OF REPORTING PERSON (See Instructions)
IN

*	This calculation are based on a total of 276,861,620 common shares of Atlas Corp. (the “Issuer”) that were issued and outstanding as of March 31, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 16, 2022 and including 25,000,000 Shares issued to Fairfax Financial Holdings Limited pursuant to an exercise of warrants.

ITEM 1. SECURITY AND ISSUER

The securities covered by this Schedule 13D are common shares, par value $0.01 per share (the “Shares”), of Atlas Corp., a Marshall Islands corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 23 Berkeley Square, London, United Kingdom, W1J 6HE.

ITEM 2. IDENTITY AND BACKGROUND

(a) The person filing this Schedule 13D (the “Reporting Person”) is David L. Sokol.

(b) The address of the Reporting Person is 2400 Del Lago Drive, Fort Lauderdale, FL 33316.

(c) The present principal occupation of Mr. Sokol is Chief Executive Officer of Teton Capital, LLC and the principal business address where Mr. Sokol conducts his occupation is 2400 Del Lago Drive, Fort Lauderdale, FL 33316.

(d) and (e) During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Of the 7,000,000 Shares reported herein, 2,000,000 Shares were acquired by the Reporting Person in the open market using personal funds and 5,000,000 Shares were issued to the Reporting Person as compensation for service on the board of directors of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

On August 4, 2022, Poseidon Acquisition Corp., a Marshall Islands entity (“Bidco”), an entity formed by the Reporting Person, together with certain affiliates of Fairfax Financial Holdings Limited (collectively, “FF”), Deep Water Holdings, LLC (“Deep Water”), The Kyle Roy Washington 2014 Trust, Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005, and The Kevin Lee Washington 2014 Trust (collectively with Deep Water, “Washington Family Holdings”) and Ocean Network Express Pte. Ltd. (“ONE”) and certain of their respective affiliates (the “Consortium”), delivered a non-binding proposal (the “Proposal”) to the Board of Directors of the Issuer (the “Board”) in respect of a potential offer by the Consortium to acquire all of the outstanding Shares of the Issuer not presently owned by FF, Washington Family Holdings, the Reporting Person and certain executive management at a price per Share equal to $14.45 (the “Proposed Transaction”). The Consortium also issued a press release publicly disclosing the Proposal. The Consortium has not proposed any specific structure for the Proposed Transaction nor has it received any feedback from the Issuer.

The Proposal is non-binding in nature and does not obligate in any way the Consortium, the members thereof, or the Issuer to negotiate or enter into definitive documentation with respect to a transaction or otherwise complete the Proposed Transaction. The Proposal states that the members of the Consortium are only interested in acquiring the outstanding Shares of the Issuer that they do not already own, and are not interested in selling their Shares to another party. In addition, the Consortium has stated that any transaction, once structured and agreed upon, would be conditioned upon, among other things, the (x) approval of the transaction by a properly constituted special committee of independent directors of the Issuer, authorized and empowered to select and retain its own independent legal and financial advisors and (y) approval of the holders of a majority of the Shares not held by members of the Consortium or their affiliates. As the Reporting Person, FF and Washington Family Holdings, on an aggregated basis, own or control approximately 68% of the Shares on a fully-diluted basis, the Proposal would not result in a change of control of the Issuer.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal, which is filed herewith as Exhibit 99.1 and incorporated herein by reference. The press release issued by the Consortium publicly disclosing the Proposal is filed herewith as Exhibit 99.2.

The disclosure in Item 6 regarding the Joint Bidding Agreement and Equity Commitment Letters (as defined below) is incorporated by reference herein.

Neither the Proposal nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, and any limitations imposed by the Joint Bidding Agreement (as defined below), the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, subject to limitations imposed by the Joint Bidding Agreement: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate number of Shares beneficially owned by the Reporting Person: 7,000,000, and percentage of class: 2.5%

(b)	(1) Sole power to vote or direct vote: 7,000,000

(2) Shared power to vote or direct vote: 0

(3) Sole power to dispose or direct the disposition: 7,000,000

(4) Shared power to dispose or direct the disposition: 0

As a result of the execution and delivery of the Joint Bidding Agreement, the Reporting Person may be deemed to have formed a “group” as such term is used in Regulation 13D under the Act with each of member of the Consortium that beneficially owns Shares of the Issuer. The Reporting Person disclaims any membership in a group with FF and Washington Family Holdings. Each of FF and Washington Family Holdings is separately filing an amended Schedule 13D reporting its respective beneficial ownership of Shares. The beneficial ownership of the Reporting Person does not include any Shares which may be beneficially owned by any of the other members of the Consortium and the Reporting Person disclaims beneficial ownership over any such Shares.

(c) There have been no transactions in securities of the Issuer by the Reporting Person within the last 60 days.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported as beneficially owned by the Reporting Person in this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On August 4, 2022, the members of the Consortium entered into a Joint Bidding Agreement (the “Joint Bidding Agreement”), which sets out the terms upon which the parties thereto would make the Proposal. A copy of the Joint Bidding Agreement is filed herewith as Exhibit 99.3 and is incorporated by reference into this Item 6. The Joint Bidding Agreement specifies, among other things, that members of the Consortium will cooperate in good faith and work exclusively regarding the Proposed Transaction and provides, under certain circumstances, for certain parties to reimburse the other parties for their expenses. The Joint Bidding Agreement further contemplates (i) the equity commitments referenced below, and (ii) the rollover of the Shares currently owned by each of FF, Washington Family Holdings and the Reporting Person into Bidco in connection with the Proposed Transaction. The summary of the Joint Bidding Agreement above is qualified in its entirety by reference to the Joint Bidding Agreement attached as Exhibit 99.3 and is incorporated by reference into this Item 6.

In addition, also on August 4, 2022, each of Deep Water, ONE, and the Reporting Person entered into equity commitment letters with Bidco (the “Equity Commitment Letters”) pursuant to which each such investor has agreed to provide, or cause to be provided, equity financing to Bidco in connection with the Proposed Transaction in an amount sufficient to fund the Proposal. The summary of the Equity Commitment Letters above is qualified in its entirety by reference to the Equity Commitment Letters attached as Exhibits 99.4, 99.5 and 99.6 hereto and are incorporated by reference into this Item 6.

Other than as set forth above in Item 4 or Item 6 of this Schedule 13D and with respect to the agreements described in this Schedule 13D, to the knowledge of the Consortium, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Consortium, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1: Proposal to the Board of Directors

Exhibit 99.2: Press Release

Exhibit 99.3: Joint Bidding Agreement

Exhibit 99.4: ONE Equity Commitment Letter

Exhibit 99.5: Deep Water Equity Commitment Letter

Exhibit 99.6: David L. Sokol Equity Commitment Letter

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 5, 2022

By:	/s/ David L. Sokol
Name:	David L. Sokol